Exhibit 99.1

Marinus Pharmaceuticals PROVIDES BUSINESS UPDATE AND REPORTS first quarter 2015 FINANCIAL RESULTS

RADNOR, PA,  May 11, 2015 (Globe  Newswire) -- Marinus Pharmaceuticals, Inc. (Nasdaq:MRNS), a biopharmaceutical company dedicated to the development of innovative epilepsy and other neuropsychiatric therapeutics, today provided a business update and announced its financial results for the first quarter ended March 31, 2015.

“We started 2015 with a goal to broaden the potential therapeutic reach of ganaxolone by pursuing orphan indications and the acute care market,” commented Christopher M. Cashman, Chairman and CEO of Marinus Pharmaceuticals.  “To that end, in the first quarter, we initiated a Phase 2 clinical trial with ganaxolone in PCDH19 female pediatric epilepsy, which just recently received orphan drug designation from FDA.  We are also completing the requisite pre-clinical work to bring intravenous ganaxolone to the clinic as a complement to our existing oral formulations, offering continuity of care from the hospital to outpatient settings.  We are excited about reaching our near-term clinical development milestones, which we believe will demonstrate ganaxolone’s clinical utility in addressing important unmet and underserved therapeutic areas.”

Upcoming Milestones for 2015

•	Complete enrollment in ongoing Phase 3 clinical trial evaluating ganaxolone in adults with drug-resistant focal onset epileptic seizures.
•	Announce initial data from Phase 2 proof-of-concept, open-label clinical trial in children with PCDH19 female pediatric epilepsy.
•	Ready ganaxolone intravenous (IV) formulation for entry into the clinic.
•	Obtain results from Phase 2 proof-of-concept investigator-sponsored clinical trial evaluating ganaxolone as a treatment for behaviors in Fragile X Syndrome.

First Quarter Financial Update

At March 31, 2015, the Company had cash, cash equivalents and investments of $46.0 million, compared to $49.7 million at December 31, 2014.  The Company believes that its cash,  cash equivalents and investments, as of March 31, 2015, are adequate to fund operations into the second half of 2016.

Research and development expenses increased to $5.5  million for the three months ended March 31, 2015, as compared to $2.1 million for the same period in the prior year. The increase was primarily due to the increase in clinical costs related to our ongoing clinical trial of ganaxolone in patients with focal onset seizures, as well as hiring additional clinical resources including our Chief Medical Officer.  Substantially all research and development expenses relate to our clinical trial in focal onset epileptic seizures.

General and administrative expenses increased to  $1.4 million for the three months ended March 31, 2015, as compared to $0.5 million for the same period in the prior year. The increase in general and administrative expenses was primarily due to the hiring of new management and the upward scaling of our operations in connection with both becoming a public company and our ongoing clinical trial of ganaxolone in patients with focal onset seizures.

Marinus reported net losses of $7.0 million and $2.2 million for the three months ended March 31, 2015 and 2014, respectively.  Cash used in operating activities was $4.0 million for the three months ended March 31, 2015 compared to $1.1 million for the same period a year ago.

Readers are referred to, and encouraged to read in their entirety, the Company’s  Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 to be filed with the Securities and Exchange Commission, which includes further detail on the above-referenced transactions and the Company’s business plans and operations, financial condition and results of operations.

About Marinus Pharmaceuticals

Marinus Pharmaceuticals, Inc., is a biopharmaceutical company dedicated to the development of innovative neuropsychiatric therapeutics. The Company’s clinical stage drug candidate for the treatment of seizure disorders in adults and children with epilepsy is ganaxolone.  Ganaxolone is a novel synthetic analog of the endogenous neurosteroid, allopregnanolone  (known for its anticonvulsive and antianxiety effects) and was designed to avoid hormonal side effects associated with endogenous neurosteroids. The Company is currently conducting a multi-national, randomized, placebo-controlled, Phase 3 clinical trial to evaluate ganaxolone as adjunctive treatment of partial-onset seizures in adults.  Ganaxolone is also being studied in a Phase 2 proof-of-concept clinical study for the treatment of the rare, genetic disorder, PCDH19 female pediatric epilepsy.  To complement the existing formulations and to provide continuity of care, the Company is developing an IV formulation of ganaxolone for use in the hospital setting to control epileptic seizures. In addition, ganaxolone is being evaluated in a Phase 2 proof-of-concept investigator-sponsored clinical trial as a treatment for behaviors in Fragile X Syndrome. For additional information, please visit the Company’s website at www.marinuspharma.com.

Forward-Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Marinus, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Words such as “may”, “will”, “expect”, “anticipate”, “estimate”, “intend”, and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements.  Examples of forward looking statements contained in this press release include, among others, statements regarding our expectations regarding our development plans for our product candidate, including, potential for orphan designation, optimizing a product’s formulation, the clinical trial testing schedule,  the ability to complete enrollment in our clinical trials, timing for availability and release of data, the safety, potential efficacy and therapeutic potential of our product candidate and our expectation regarding the sufficiency of our working capital. Forward-looking statements in this release involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements.  Such risks and uncertainties include, among others, the uncertainties inherent in the conduct of future clinical trials, the timing of the clinical trials, enrollment in clinical trials, availability of data from ongoing clinical trials, expectations for regulatory approvals, and other matters, including the development of formulations of ganaxolone, that could affect the availability or commercial potential of our drug candidates.  Marinus undertakes no obligation to update or revise any forward-looking statements.  For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the Company in general, see filings Marinus has made with the Securities and Exchange Commission.

CONTACT:	Company:
Lisa M. Caperelli
Senior Director, Investor Relations & Corporate Communications
Marinus Pharmaceuticals, Inc.
484-801-4674
lcaperelli@marinuspharma.com

Media Contact:
Tiberend Strategic Advisors, Inc.
Amy S. Wheeler
646-362-5750
awheeler@tiberend.com

Marinus Pharmaceuticals, Inc.

Selected Financial Data (in thousands, except share and per share amounts)

(unaudited)

	March 31,	December 31,
	2015	2014

ASSETS
Cash and cash equivalents	$44,477	$49,720
Investments	1,491	—
Other assets	383	493
Total assets	$46,351	$50,213
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total current liabilities	5,446	2,039
Notes payable, long-term portion	6,125	7,000
Other long term liabilities	50	20
Total liabilities	11,621	9,059
Total stockholders’ equity	34,730	41,154
Total liabilities and stockholders’ equity	$46,351	$50,213

	Three Months Ended March 31,
	2015	2014
Expenses:
Research and development	$5,468	$2,149
General and administrative	1,447	516
Loss from operations	(6,915)	(2,665)
Change in fair value of warrant liability	—	428
Interest income	14	4
Interest expense	(116)	—
Other income (expense)	10	(2)
Net loss	(7,007)	(2,235)
Cumulative preferred stock dividends	—	(1,071)
Net loss applicable to common stockholders	$(7,007)	$(3,306)
Per share information:
Net loss per share of common stock—basic and diluted	$(0.50)	$(7.09)
Basic and diluted weighted average shares outstanding	14,068,238	466,531